787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 9, 2022

VIA EDGAR

David L. Orlic

David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Income Trust, Inc.

(Securities Act File No. 333-262743, Investment Company Act File No. 811-05542)

Response to Staff Comments

Dear Mr. Orlic and Mr. Manion:

On behalf of BlackRock Income Trust, Inc. (the “Fund”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned via telephone on March 1, 2022 and on March 21, 2022, respectively, regarding the registration statement on Form N-2 (the “Registration Statement”) for the Fund filed on February 15, 2022.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates making these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

Disclosure Staff Comments

Comment No. 1:	Prospectus—Base Prospectus Cover Page; Prospectus Supplement. Please revise the cover page of the Prospectus and Prospectus Supplement to cross-reference the risk factors addressing leverage.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

June 9, 2022

Response:	The requested changes will be made in the Amendment.

Comment No. 2:

Prospectus Summary—Investment Objective and Policies. The hyperlink provided does not appear to lead to the correct section of the Form N-CSR that is being incorporated by reference. Please update the hyperlink so that it links to the correct section of the Form N-CSR for the Fund.

Response:	The requested change will be made in the Amendment.

Comment No. 3:

Prospectus—Summary of Fund Expenses. Please confirm whether the $2.50 sales fee and $0.15 per share fee discussed in footnote 2 are brokerage fees, as Form N-2 does not require a discussion of brokerage fees to be included here. If the $2.50 sales fee is not a brokerage fee, it should be reflected in the fee table.

Response:

The $2.50 fee identified in footnote 2 is a sales fee and the $0.15 per share fee identified in footnote 2 is a per share sold brokerage commission fee. While Form N-2 does not require inclusion of brokerage fees for Dividend Reinvestment and Cash Purchase Plan Fees, the Fund believes that disclosure of the $0.15 per share sold brokerage commission fee is informative to investors and notes that such disclosure is consistent with the disclosure regarding the dividend reinvestment plan in the Fund’s annual report to shareholders. While the Fund respectfully disagrees with the Staff’s position that Form N-2 requires inclusion of the $2.50 sales fee in the fee table, the $2.50 sales fee will be reflected in the fee table in the Amendment to address the Staff’s comment.

Comment No. 4:

Prospectus Summary—Leverage; Prospectus—Leverage. Please disclose that a failure to pay dividends or make distributions due to leverage could result in the Fund ceasing to qualify as a regulated investment company under the Internal Revenue Code.

Response:	The requested disclosure will be added in the Amendment.

Comment No. 5:

Prospectus Summary. Please include a sub-section in the Prospectus Summary summarizing the information provided in the section of the Prospectus entitled “Certain Provisions in the Charter and Bylaws.”

Response:	The following disclosure will be added in the Amendment as a new sub-section in the Prospectus Summary entitled “Certain Provisions in the Charter and Bylaws”:

The Fund’s Charter and Bylaws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status or to change the composition of the Board. The Fund’s Bylaws also contain a provision providing that the Board of Directors has adopted a resolution electing for the Fund to be subject to the provisions of the Maryland Control Share

June 9, 2022

Acquisition Act (“MCSAA”). Such provisions may limit the ability of shareholders to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. See “Certain Provisions in the Charter and Bylaws.”

Comment No. 6:

Prospectus Supplement—Description of the Rights Offering—Over-Subscription Privilege. Please disclose that, in the event that the Fund’s per share NAV at the end of the Subscription Period is greater than the subscription price (i.e., Common Shares will be issued at a price below the Fund’s then current NAV), the over-subscription shares issued will not result in the ratio of the Rights offering exceeding one new share for each three Rights held.

Response:	The requested disclosure will be added in the Amendment.

Comment No. 7:

Prospectus Supplement—Description of the Rights Offering—Payment for Shares. Please conform the language that discusses the rights reserved by the Fund if a holder of rights does not make payment of all amounts due to the disclosure comments that the Staff discussed with attorneys of Willkie Farr & Gallagher LLP in respect of a separate filing.

Response:	The requested changes will be made in the Amendment.

Comment No. 8:

Prospectus Supplement—Foreign Restrictions. Please revise the disclosure to indicate how foreign holders can participate in the offering, or advise how the disclosure is consistent with section 23(b)(1) to exclude them from the offering.

Response:	The Fund will replace the disclosure in the aforementioned section as follows:

Offering documents, including Subscription Certificates, will not be mailed to Record Date Shareholders whose addresses are outside the United States (for these purposes, the United States includes the District of Columbia and the territories and possessions of the United States) or who have an APO or FPO address (the “Foreign Shareholders”) if such mailing cannot be made into the non-U.S. jurisdiction without additional registration and incurring other expense that the Board has determined is not in the best interest of the Fund and its shareholders. In such cases, unless determined to be not in the best interest of the Fund and its shareholders in accordance with the previous sentence, the Subscription Agent will send a letter via regular mail to Foreign Shareholders who own Common Shares directly (“Direct Foreign Shareholders”), as opposed to in “street name” with a broker or other financial intermediary, to notify them of the Rights offering. Direct Foreign Shareholders who wish to exercise their Rights should contact the

June 9, 2022

Information Agent, as described above under “Information Agent,” to facilitate the exercise of such Rights and for instructions or any other special requirements that may apply in order for such Direct Foreign Shareholder to exercise its Rights. Direct Foreign Shareholders who wish to sell their Rights should contact the Subscription Agent and follow the procedures described above under “Sale of Rights.” Direct Foreign Shareholders are encouraged to contact the Fund or the Subscription Agent as far in advance of the Expiration Date as possible to ensure adequate time for their Rights to be exercised or sold. Foreign Shareholders who own Common Shares in “street name” through a broker or other financial intermediary should contact such broker or other financial intermediary with respect to any exercise or sale of Rights.

The Fund respectfully submits that foreign shareholders are not excluded from participation in an offering of Rights. Any foreign shareholder may exercise or sell (in a transferable Rights offering) any Rights to which they are entitled. The Fund is simply not undertaking in the Registration Statement to register the offering of Rights in any non-U.S. jurisdiction. In the event a shareholder is unable to exercise their Rights due to local laws, the Fund has established a mechanism that seeks to allow shareholders located in foreign jurisdictions to realize the value of the Rights. These points will be disclosed to shareholders as set out above.

Comment No. 9:

Prospectus Supplement—Description of Rights Offering—Notice of Net Asset Value Decline. The undertakings do not reflect the description in this section. Please change the undertakings or revise this section.

Response:	The above-referenced section will be deleted in the Amendment.

Comment No. 10:

Prospectus Supplement—Plan of Distribution—Distribution Arrangements. If the Dealer Manager and selling members may be engaging in stabilizing activities, please disclose this and discuss that this may have the effect of depressing or retarding the market price of the common stock.

Response:

The requested disclosure will be added in the Amendment in brackets. While not currently expected, to the extent any stabilizing activities are engaged in with respect to a particular rights offering, the disclosure will be finalized and included in a prospectus supplement.

Comment No. 11:	Please provide the Staff with a form of the legal opinion required by Item 25(2)(l) of Form N-2 sufficiently in advance of requesting effectiveness.

Response:	The Fund provided a draft of the legal opinion to the Staff via email on June 7, 2022 and will file the final legal opinion with the Amendment.

June 9, 2022

Accounting Staff Comment

Comment No. 12:

In the sub-section of the SAI entitled “Investment Objective and Policies—Investment Restrictions,” please correct the typo in the first sentence of the third investment restriction so that it reads, “issue senior securities or borrow money . . . .”

Response:	The requested change will be made in the Amendment.

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Please do not hesitate to contact me at (212) 728-8147 if you have any questions regarding the foregoing or the Registration Statement.

Respectfully submitted,

/s/ Michael A. DeNiro
Michael A. DeNiro

cc:	Bomi Lee, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP